

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2022

Leanne Cunningham
Chief Financial Officer
Brown-Forman Corporation
850 Dixie Highway
Louisville, Kentucky 40210

> **Re: Brown-Forman Corporation**
> **Form 10-K for the Fiscal Year Ended April 30, 2021**
> **Filed June 21, 2021**
> **File No. 001-00123**

Dear Ms. Cunningham:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Manufacturing